UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

UTSTARCOM HOLDINGS CORP.

(Name of Issuer)

Ordinary Shares, par value US$0.00375 per share

(Title of Class of Securities)

918076100

(CUSIP Number)

Shah Capital Management, Inc.

8601 Six Forks Road, Suite 630

Raleigh, NC 27615

Telephone: +1 (919) 719-6360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 918076100

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shah Capital Management, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 5,649,369
	9	Sole dispositive power 0
	10	Shared dispositive power 5,649,369
11	Aggregate amount beneficially owned by each reporting person 5,649,369[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.2%[2]
14	Type of reporting person (see instructions) IA

[1]	Includes 5,649,369 Ordinary Shares owned by Shah Opportunity. Shah Management is the investment manager of Shah Opportunity. Mr. Shah is the president and chief investment officer of Shah Management.
[2]	Percentage calculated based on 37,201,620 Ordinary Shares outstanding.

SCHEDULE 13D

CUSIP No. 918076100

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shah Capital Opportunity Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 5,649,369
	9	Sole dispositive power 0
	10	Shared dispositive power 5,649,369
11	Aggregate amount beneficially owned by each reporting person 5,649,369[3]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.2%[4]
14	Type of reporting person (see instructions) PN

[3]	Includes 5,649,369 Ordinary Shares. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
[4]	Percentage calculated based on 37,201,620 Ordinary Shares outstanding.

SCHEDULE 13D

CUSIP No. 918076100

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Himanshu H. Shah
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 5,649,369
	9	Sole dispositive power 0
	10	Shared dispositive power 5,649,369
11	Aggregate amount beneficially owned by each reporting person 5,649,369[5]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.2%[6]
14	Type of reporting person (see instructions) IN

[5]	Includes 5,649,369 Ordinary Shares owned by Shah Opportunity. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
[6]	Percentage calculated based on 37,201,620 Ordinary Shares outstanding.

SCHEDULE 13D

CUSIP No. 918076100

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hong Liang Lu
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,090,563
	8	Shared voting power 0
	9	Sole dispositive power 1,090,563
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,090,563[7]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.9%[8]
14	Type of reporting person (see instructions) IN

[7]	Includes (i) 957,552 Ordinary Shares, (ii) 26,925 Ordinary Shares registered in the name of Lu Charitable Remainder Trust, of which Mr. Lu is the trustee, (iii) 16,408 Ordinary Shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, (iv) 76,333 Ordinary Shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner, and (v) 13,345 Ordinary Shares issuable upon exercise of options held by Mr. Lu that are exercisable currently or within 60 days of the date hereof.
[8]	Percentage calculated based on 37,201,620 Ordinary Shares outstanding.

SCHEDULE 13D

CUSIP No. 918076100

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lu Charitable Remainder Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7	Sole voting power 26,925
	8	Shared voting power 0
	9	Sole dispositive power 26,925
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 26,925[9]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%[10]
14	Type of reporting person (see instructions) OO

[9]	Includes 26,925 Ordinary Shares. Mr. Lu is the trustee of Lu Charitable Trust.
[10]	Percentage calculated based on 37,201,620 Ordinary Shares outstanding.

SCHEDULE 13D

CUSIP No. 918076100

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lu Family Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7	Sole voting power 16,408
	8	Shared voting power 0
	9	Sole dispositive power 16,408
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 16,408[11]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0%[12]
14	Type of reporting person (see instructions) OO

[11]	Includes 16,408 Ordinary Shares. Mr. Lu is a trustee of Lu Family Trust, of which Mr. Lu and his spouse are beneficiaries.
[12]	Percentage calculated based on 37,201,620 Ordinary Shares outstanding.

SCHEDULE 13D

CUSIP No. 918076100

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Lu Family Limited Partnership
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 76,333
	8	Shared voting power 0
	9	Sole dispositive power 76,333
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 76,333[13]
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%[14]
14	Type of reporting person (see instructions) PN

[13]	Includes 76,333 Ordinary Shares. Mr. Lu is a general partner of Lu Family Partnership.
[14]	Percentage calculated based on 37,201,620 Ordinary Shares outstanding.

This Amendment No. 16 is being filed jointly by Shah Capital Management, Inc. (“Shah Management”), Shah Capital Opportunity Fund LP (“Shah Opportunity”), Himanshu H. Shah (“Mr. Shah”), Hong Liang Lu (“Mr. Lu”), Lu Charitable Remainder Trust (“Lu Charitable Trust”), Lu Family Trust (“Lu Family Trust”) and The Lu Family Limited Partnership (“Lu Family Partnership”, together with Shah Opportunity, Mr. Shah, Mr. Lu, Lu Charitable Trust and Lu Family Trust, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of March 27, 2013, a copy of which is attached hereto as Exhibit 99.1.

Item 1. Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value US$0.00375 per share (the “Ordinary Shares”), of UTStarcom Holdings Corp. (the “Company” or “Issuer”). The Company’s principal executive office is located at Level 6, Hennessy Road, Admiralty, Hong Kong.

Item 2. Identity and Background.

Shah Management is a registered investment adviser incorporated in North Carolina. The address of its principal office is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615. Mr. Shah is the President and Chief Investment Officer of Shah Management.

Shah Opportunity is a Delaware Limited Partnership with its principal office at 8601 Six Forks Road, Suite 630, Raleigh, NC 27615. The general partner of Shah Opportunity is Shah Capital LLC, a Delaware limited liability company, whose principal office is at 8601 Six Forks Road, Suite 630, Raleigh, NC 27615. Mr. Shah is the Managing Member of Shah Capital LLC.

Mr. Shah is a citizen of the United States and his principal occupation is the president and chief investment officer of Shah Management. Mr. Shah’s principal business address is 8601 Six Forks Road, Suite 630, Raleigh, NC 27615.

Mr. Lu is a citizen of the United States and his principal occupation is a director of the Company. Mr. Lu’s principal business address is 10 Cassia Road, #1B, Yau Yut Chuen, Kowloon Tong, Hong Kong.

Lu Charitable Trust is organized under the laws of the State of California and its principal business is managing investments for the Lu family. Lu Charitable Trust’s principal business address is 1 Lakeside Drive, #1802 Oakland, CA 94612. Mr. Lu is the trustee of Lu Charitable Trust.

Lu Family Trust is organized under the laws of the State of California and its principal business is managing investments for the Lu family. Lu Family Trust’s principal business address is 1 Lakeside Drive, #1802 Oakland, CA 94612. Mr. Lu is a trustee of Lu Family Trust, of which Mr. Lu and his spouse are beneficiaries.

Lu Family Partnership is a Delaware limited partnership and its principal business is managing investments for the Lu family. Lu Family Partnership’s principal business address is 1 Lakeside Drive, #1802 Oakland, CA 94612. Mr. Lu is the general partner of Lu Family Partnership.

None of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

The information set forth in Item 6 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons as of December 10, 2015.

Name	Shares Beneficially Owned	Percentage of Total	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

Shah Management(1)	5,649,369	15.2%	—	5,649,369	—	5,649,369
Shah Opportunity(2)	5,649,369	15.2%	—	5,649,369	—	5,649,369
Mr. Shah(3)	5,649,369	15.2%	—	5,649,369	—	5,649,369
Mr. Lu(4)	1,090,563	2.9%	1,090,563	—	1,090,563	—
Lu Charitable Trust(5)	26,925	0.1%	26,925	—	26,925	—
Lu Family Trust(6)	16,408	0.0%	16,408	—	16,408	—
Lu Family Partnership(7)	76,333	0.2%	76,333	—	76,333	—

(1)	Includes 5,649,369 Ordinary Shares owned by Shah Opportunity. Shah Management is the investment manager of Shah Opportunity. Mr. Shah is the president and chief investment officer of Shah Management.
(2)	Includes 5,649,369 Ordinary Shares. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
(3)	Includes 5,649,369 Ordinary Shares owned by Shah Opportunity. Shah Capital LLC is the general partner of Shah Opportunity. Mr. Shah is the managing member of Shah Capital LLC.
(4)	Includes (i) 957,552 Ordinary Shares, (ii) 26,925 Ordinary Shares registered in the name of Lu Charitable Trust, of which Mr. Lu is the trustee, (iii) 16,408 Ordinary Shares registered in the name of the Lu Family Trust, of which Mr. Lu is a trustee and of which Mr. Lu and his spouse are beneficiaries, (iv) 76,333 Ordinary Shares registered in the name of The Lu Family Limited Partnership, of which Mr. Lu is a general partner, and (v) 13,345 Ordinary Shares issuable upon exercise of options held by Mr. Lu that are exercisable currently or within 60 days of the date hereof. Under the Term Sheet described in Item 6, the purchaser named therein is required to purchase such 13,345 shares only if Mr. Lu has exercised these options prior to the closing date for the transaction.
(5)	Includes 26,925 Ordinary Shares. Mr. Lu is the trustee of Lu Charitable Trust.
(6)	Includes 16,408 Ordinary Shares. Mr. Lu is the trustee of Lu Family Trust, of which Mr. Lu and his spouse are beneficiaries.
(7)	Includes 76,333 Ordinary Shares. Mr. Lu is a general partner of Lu Family Partnership.

Shah Management, Shah Opportunity and Mr. Shah are collectively referred to as the “Shah Parties”. Mr. Lu, Lu Charitable Trust, Lu Family Trust and Lu Family Partnership are collectively referred to as the “Lu Parties”. Due to the nature of the term sheet and potential transaction described in Item 6 of this statement, the Shah Parties and the Lu Parties may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other. As a result, the Shah Parties and the Lu Parties may both be deemed to beneficially own an aggregate of 6,739,932 Ordinary Shares, or 18.1% of the total outstanding Ordinary Shares. Each of the Shah Parties hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Lu Parties or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the Lu Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Shah Parties, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by any of the Lu Parties or any other person or is a member of a group with any of the Lu Parties or any other person. Each of the Lu Parties hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the Shah Parties or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the Shah Parties or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Lu Parties, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by any of the Shah Parties or any other person or is a member of a group with the Shah Parties or any other person.

(c)	Except as disclosed in Item 6 below, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 4, 2015, the Shah Parties and the Lu Parties entered into a Purchase and Sale Agreement (the “Agreement”) with The Smart Soho International Limited (“Smart Soho”) setting out certain terms of a transaction for the sale of 11,739,932 Ordinary Shares held by the Shah Parties and the Lu Parties to Smart Soho at a price of US$6.00 (the “Transaction”), subject to certain closing conditions. The closing of the payment of a first tranche of 91.67% of the aggregate consideration shall take place as soon as practicable as agreed among the parties, but in no event later than December 4, 2015, and the closing of payment of a second tranche of 8.33% of the aggregate consideration shall take place as soon as practicable after the first payment, but in no event later than January 8, 2016. The Agreement provides for a reverse termination fee of US$3.0 million payable by Smart Soho to the Shah Parties and the release of US$1.0 million deposited in an escrow account to the Shah Parties under certain conditions, and a termination fee of US$4.0 million payable by the Shah Parties and the Lu Parties to Smart Soho under certain conditions. The Agreement also contains conditions which, if satisfied, would enable Smart Soho to designate a majority of the Board of Directors of the Company.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On December 4, 2015, the Shah Parties and the Lu Parties entered into an Amendment to the Purchase and Sale Agreement (the “Amendment”) with Smart Soho and Phicomm Technology (Hong Kong) Co., Limited setting out certain terms including the amendments to certain terms of the Agreement and waivers of certain closing conditions set forth in the Agreement. Pursuant to the Agreement (as amended by the Amendment), the closing of the payment of 42.59% of the aggregate consideration took place on December 4, 2015, the closing of the payment of 49.08% of the aggregate consideration shall take place as soon as practicable as agreed among the parties, but in no event later than December 16, 2015, and the closing of payment of 8.33% of the aggregate consideration shall take place as soon as practicable as agreed among the parties after the foregoing payments, but in no event later than January 8, 2016.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement dated, March 27, 2013, by and among the Reporting Persons (Incorporated by reference to Exhibit 99.1 to Schedule 13D (Amendment No. 8) filed by the Reporting Persons on March 27, 2013).

99.2	Purchase and Sale Agreement dated November 4, 2015, by and among Shah Management, Shah Opportunity, Mr. Shah, Mr. Lu., Lu Charitable Trust, Lu Family Partnership, Lu Family Trust and The Smart Soho International Limited (Incorporated by reference to Exhibit 99.2 to Schedule 13D (Amendment No. 15) filed by the Reporting Persons on November 5, 2015).

99.3	Amendment to the Purchase and Sale Agreement dated December 4, 2015, by and among Shah Management, Shah Opportunity, Mr. Shah, Mr. Lu., Lu Charitable Trust, Lu Family Partnership, Lu Family Trust, The Smart Soho International Limited and Phicomm Technology (Hong Kong) Co., Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

December 11, 2015

Shah Capital Management, Inc.

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	President and CIO

Shah Capital Opportunity Fund LP
By:	Shah Capital LLC, the General Partner

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Managing Member

Himanshu H. Shah

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah

Hong Liang Lu

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu

Lu Charitable Remainder Trust

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu
	Title:	Trustee

Lu Family Trust

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu
	Title:	Trustee

The Lu Family Limited Partnership
By:	Hong Liang Lu, the General Partner

By:	/s/ Hong Liang Lu
	Name:	Hong Liang Lu

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement dated, March 27, 2013, by and among the Reporting Persons (Incorporated by reference to Exhibit 99.1 to Schedule 13D (Amendment No. 8) filed by the Reporting Persons on March 27, 2013).

99.2	Purchase and Sale Agreement dated November 4, 2015, by and among Shah Management, Shah Opportunity, Mr. Shah, Mr. Lu., Lu Charitable Trust, Lu Family Partnership, Lu Family Trust and The Smart Soho International Limited (Incorporated by reference to Exhibit 99.2 to Schedule 13D (Amendment No. 15) filed by the Reporting Persons on November 5, 2015).

99.3	Amendment to the Purchase and Sale Agreement dated December 4, 2015, by and among Shah Management, Shah Opportunity, Mr. Shah, Mr. Lu., Lu Charitable Trust, Lu Family Partnership, Lu Family Trust, The Smart Soho International Limited and Phicomm Technology (Hong Kong) Co., Limited.